EXHIBIT 3.2

DEAN HELLER Secretary of State 202 North Carson Street Carson City, Nevada 89701-4201 (775) 884-5708	Certificate of Amendment (PURSUANT TO NRS 78.385 and 78.390)

Important: Read attached instructions before completing

Certificate of Amendment to Articles of Incorporation

For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 – After Issuance of Stock)

– Remit in Duplicate –

1.	Name of corporation: Coast Hotels and Casinos, Inc.

2.	The articles have been amended as follows (provide articles numbers, if available):
See attached sheet

3.	The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 100% *

4.	Officer Signature (Required):

/s/ Harlan Braaten	/s/ Gage Parrish

*	If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and remit the proper fees may cause this filing to be rejected.

CERTIFICATE OF AMENDMENT

It is hereby certified that the Board of Directors of Coast Hotels and Casinos, Inc. has duly adopted a resolution setting forth the following amendment which was approved by stockholders holding 100% or 1000 of the outstanding shares of the corporation:

Article V shall be amended to read as follows:

V.

The members of the governing board of the corporation are styled as directors. The governing board of the corporation shall consist of at least three (3) directors and no more than thirteen (13) directors. Subject to the foregoing minimum and maximum, and subject to the rights of the holders of one or more series of Preferred Stock to elect one or more directors under specified circumstances, the number of directors shall be subject to determination and change from time to time by duly adopted resolutions of the board of directors.

(Amendments indicated by bold-faced type)

/s/ Harlan Braaten	/s/ Gage Parrish

Harlan Braaten, President Coast Hotels and Casinos, Inc	Gage Parrish, Assistant Secretary Coast Hotels and Casinos, Inc.

STATE OF NEVADA	)
)ss
COUNTY OF CLARK	)

On this 1st day of July, 2002, before me the undersigned, personally appeared Harlan Braaten, proven to me the person who executed the foregoing instrument, who acknowledged to me that he executed the same freely and voluntarily for the uses and purposes therein mentioned.

/s/ Pamela S. Ingerson

STATE OF NEVADA	)
)ss
COUNTY OF CLARK	)

On this 1st day of June, 2002, before me the undersigned, personally appeared Gage Parrish, proven to me the person who executed the foregoing instrument, who acknowledged to me that he executed the same freely and voluntarily for the uses and purposes therein mentioned.

/s/ Pamela S. Ingerson